UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

Calliditas Therapeutics AB

(Name of Issuer)

Common Shares, quota value SEK 0.04 per share

(Title of Class of Securities)

13124Q106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13124Q106

1.	Name of reporting persons Fjärde AP-fonden (Fourth Swedish National Pension Fund)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,675,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,675,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,675,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%[1]
12.	Type of Reporting Person (See Instructions) PN

1	This percentage is calculated based upon 52,341,584 common shares outstanding as of September 30, 2021, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 18, 2021.

Item 1.

(a)	Name of Issuer

Calliditas Therapeutics AB

(b)	Address of Issuer’s Principal Executive Offices

D5, Kungsbron 1

SE-111 22 Stockholm, Sweden

Item 2.

(a)	Name of Person Filing

Fjärde AP-fonden (Fourth Swedish National Pension Fund)

(b)	Address of Principal Business Office or, if none, Residence

Box 3069/Jakobsbergsgatan 16, SE 103 61 Stockholm, Sweden

(c)	Citizenship

Sweden

(d)	Title of Class of Securities

Common Shares, quota value SEK 0.04 per share

(e)	CUSIP Number

13124Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2021: 2,675,000 common shares

(b)	Percent of Class as of December 31, 2021: 5.1%

(c)	Number of shares as to which the person has, as of December 31, 2021:

(i)	Sole power to vote or to direct the vote: 2,675,000 common shares

(ii)	Shared power to vote or to direct the vote: 0 common shares

(iii)	Sole power to dispose or to direct the disposition of: 2,675,000 common shares

(iv)	Shared power to dispose or to direct the disposition of: 0 common shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Fjärde AP-fonden (Fourth Swedish National Pension Fund)

By:	/s/ Niklas Ekvall
Name:	Niklas Ekvall
Title:	Chief Executive Officer

By:	/s/ Tobias Fransson
Name:	Tobias Fransson
Title:	Head of Sustainability, Finance & Communication